

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2010

Karl F. Lopker
Chief Executive Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108

> **Re: QAD Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 22, 2010**
> **File No. 000-22823**

Dear Mr. Lopker:

We have limited our review of the above filing to the matters addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your proposal to reclassify the existing common stock as a new Class B common stock appears to constitute an event of sale under Section 2(a)(3) of the Securities Act of 1933 such that the offer and sale must be registered pursuant to Section 5 of the Securities Act, absent an applicable exemption. See Securities Act Rule 145(a)(1). Please provide us with your analysis as to the exemption from registration upon which you are relying.

2.   You state on page 22 that an application is being made to trade the Class A Common Stock and the Class B Common Stock on the Nasdaq Global Select Market. Please tell us whether you plan to file a registration statement under the Securities Exchange Act of 1934.

About the Meeting

How many votes are required to adopt the proposals?, page 2

3.   We note your disclosure on page 5 that the Principal Stockholders, Karl and
       Pamela Lopker, beneficially own enough shares to approve the new charter
       without the affirmative vote of any other stockholder. Please disclose the number
       of shares held by the Principal Stockholders in this section, consistent with your
       disclosure on page 5.

Proposal 1 – Approval of Amended and Restated Certificate of Incorporation, page 4

4.   Proposal No. 1 appears to contain at least two separate proposals to amend the
       charter – (i) authorizing two new classes of common stock and establishing the
       rights, preferences and privileges of, and the restrictions on the new classes; and
       (ii) reclassifying each issued and outstanding share of the company's existing
       common stock as 0.1 share of Class B common stock. It appears that
       shareholders should be afforded a separate opportunity to vote on each matter
       presented. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1). Please revise
       your disclosure to present these proposals separately and include a proxy card that
       provides separate boxes for shareholders to approve, disapprove, or abstain with
       respect to each of the two proposals. Also, if the two proposals are cross-
       conditioned upon one another, please clarify this in the disclosure. If you
       conclude that it is not necessary to present these proposals separately, please tell
       us why.

Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners,
page 23

5.   It appears that you have omitted the beneficial ownership information in the table
       on page 24. Please revise the table to include all required information. Refer to
       Item 6(d) of Schedule 14A.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel